PLAY LA INC.

Nerine Chambers

P.O. Boix 905

Quastisky Building, 3rd Floor

Road Town, Tortola

British Virgin Islands

December 20, 2006

VIA FACSIMILE/EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.   20549

Attention:  H. Yuna Peng,

                    Office of Structured Finance Transportation and Leisure

Dear Ms. Peng:

Re:  Play LA Inc.

        - CIK Number 0001378553

        - Request for Withdrawal of Form 20-F – Registration Statement

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Play LA Inc., a Tortola, British Virgin Islands corporation (the “Registrant”), hereby applies for withdrawal of its registration statement on Form 20-F, including all exhibits (File No. 000-52311), that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 13, 2006 (the “Registration Statement”).  The board of directors of the Registrant has determined that it is in the best interests of the Registrant and its shareholders to request a withdrawal of the Registration Statement on Form 20-F.

This will also confirm, on behalf of the Registrant, that the Registration Statement was not declared effective by the SEC, no securities were sold in connection with or pursuant to the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Act.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

Yours truly,

PLAY LA INC.

Per:

/s/David Hallonquist

David Hallonquist,

President, C.E.O. and Director